Exhibit 99.2

GORILLA TECHNOLOGY GROUP INC.

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary
General Meeting of Shareholders to be held virtually on March 26, 2024 at 9:00 a.m. ET

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Proxy Statement is available at http://viewproxy.com/gorillatech/2024.

If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before March 18, 2024 to facilitate timely delivery.

Important information regarding the Internet availability of the Company’s proxy materials, instructions for accessing your proxy materials and voting online and instructions for requesting paper or e-mail copies of your proxy materials are provided on the reverse side of this Notice.

SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE VIRTUAL EXTRAORDINARY MEETING.

To the Shareholders of Gorilla Technology Group Inc.

An Extraordinary General Meeting of Shareholders of Gorilla Technology Group Inc. will be held virtually on March 26, 2024 at 9:00 a.m. ET. As a Registered Holder, you may vote your shares at the Extraordinary General Meeting of Shareholders by first registering at http://viewproxy.com/gorillatech/2024/htype.asp and then using your Virtual Control Number below. Your registration must be received by 11:59 PM ET on March 22, 2024. On the day of the Extraordinary General Meeting of Shareholders, if you have properly registered, you will log in using the password you received via email in your registration confirmation and follow instructions to vote your shares. Please have your Virtual Control Number with you during the meeting in order to vote. Further instructions on how to attend and vote at the Extraordinary General Meeting of Shareholders are contained in the Proxy Statement in the section titled “LIVE ATTENDANCE”.

Voting Items

1)	As an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a share consolidation, of the Company’s authorized and issued share capital of ordinary shares, at a ratio of not less than one-for-two and not more than one-for-twenty, at any time prior December 31, 2024, or such later time in the event The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Share Consolidation”).

2)	As an ordinary resolution, to increase the authorized share capital to $75,000, with the maximum number of ordinary shares in the capital of the Company and the maximum number of preference shares in the capital of the Company that the Company is authorized to be increased proportionately, after giving effect to the Share Consolidation, if applicable.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSALS 1 AND 2.

The Securities and Exchange Commission rules permit us to make our proxy materials available to our shareholders via the Internet.

Material for this Extraordinary meeting and future meetings may be requested by one of the following methods:

By logging on to http://viewproxy.com/gorillatech/2024 Have the 11 digit control number available when you access the website and follow the instructions.
1 (866) 804-9616 TOLL FREE

By e-mail at: requests@viewproxy.com

*   If requesting material by e-mail, please send a blank e-mail with the company name and your 11-digit control number (located below) in the subject line. No other requests, instructions, or other inquiries should be included with your e-mail requesting material.

You must use the 11-digit control number located in the box below.

VIRTUAL CONTROL NUMBER

GORILLA TECHNOLOGY GROUP INC.

Meridien House

42 Upper Berkeley Street Marble Arch

London W1H 5QJ

United Kingdom

The following proxy materials are available to you to review at:

http://viewproxy.com/gorillatech/2024

●   Notice and Proxy Statement

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically.

You must reference your control number to vote by Internet or request a hard copy.

You may vote your proxy when you view the material on the Internet.

You will be asked to follow the prompts to vote your shares.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card.

INTERNET AND TELEPHONE VOTING IS AVAILABLE
THROUGH 11:59 P.M. ET ON MARCH 25, 2024.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1 (866) 804-9616 toll free

or

By logging onto http://viewproxy.com/gorillatech/2024

or

By email at: requests@viewproxy.com

Please include the company name and your control number in the subject line.